EXHIBIT 99.1
                                                                    ------------

--------------------------------------------------------------------------------
[GRAPHIC AND PHOTOGRAPHS OMITTED]                     [LOGO - CANADIAN NATURAL]

                                                            PRESS RELEASE
--------------------------------------------------------------------------------


             CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES DIVIDEND CALGARY, ALBERTA - AUGUST 2, 2006 - FOR IMMEDIATE RELEASE


Canadian Natural Resources Limited announces its Board of Directors has declared a quarterly cash dividend on its common shares of C$0.075 (seven and one half cents) per common share. The dividend will be payable October 1, 2006 to shareholders of record at the close of business on September 15, 2006.


Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.


For further information, please contact:


                      CANADIAN NATURAL RESOURCES LIMITED
                          2500, 855 - 2nd Street S.W.
                               Calgary, Alberta
                                    T2P 4J8

                                     ALLAN P. MARKIN                  DOUGLAS A. PROLL
TELEPHONE: (403) 514-7777                   Chairman       Chief Financial Officer and
FACSIMILE: (403) 517-7370                               Senior Vice-President, Finance
EMAIL:     ir@cnrl.com              JOHN G. LANGILLE
WEBSITE:   www.cnrl.com                Vice-Chairman                   COREY B. BIEBER
                                                                        Vice-President,
TRADING SYMBOL - CNQ                   STEVE W. LAUT                Investor Relations
Toronto Stock Exchange                 President and
New York Stock Exchange      Chief Operating Officer